SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three Year period ending 2005

                      FORM U-12(I)-B (THREE YEAR STATEMENT)


1. Name and business address of person filing statement.

                  Balch & Bingham LLP
                  1710 Sixth Avenue North
                  Birmingham, Alabama  35203-2015

                  Balch & Bingham LLP
                  1901 Sixth Avenue North
                  Birmingham, Alabama  35203-2628

                  Balch & Bingham LLP
                  655 Gallatin Street
                  Huntsville, Alabama  35801-4901

                  Balch & Bingham LLP
                  2 Dexter Avenue
                  Montgomery, Alabama  36104-3515

                  Balch & Bingham LLP
                  1275 Pennsylvania Avenue, N.W.
                  Washington, DC  20004-2404

                  Balch & Bingham LLP
                  1310 Twenty Fifth Avenue
                  Gulfport, Mississippi

                  Balch & Bingham LLP
                  401 East Capitol Street
                  Jackson, Mississippi  39201

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

                  Any partner, attorney or employee of Balch & Bingham LLP

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and its subsidiaries
                  FirstEnergy Corporation and its subsidiaries
                  PEPCO Holdings, Inc. and its subsidiaries

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  This Firm is retained generally to provide legal services to the entities named in Section 3 above

5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designed in item 3. (Use column (a) as supplementary statement only).

Balch & Bingham LLP (See Attachment)

         (b) Basis for compensation if other than salary. N/A

6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY.) Expenses incurred by the undersigned or any person named in Item 2 above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

         (a) Total amount of routine expenses charged to client: $43,314.09

         (b) Itemized list of all other expenses: None


Date:  January 28, 2003          (Signed) /s/ Balch & Bingham LLP



                                By /s/Walter M. Beale, Jr.
                                          Walter M. Beale, Jr.
                                               Partner

Item. 5(a)        Salary or Other Compensations


Received during
 prior 3-year                                                                     Person or Company
reporting period                 To be received                                   from whom received
    (a)                               (b)                                          or to be received
---------------            -----------------------------------                   ------------------------

 $26,024,997.45           To be included in supplementary statement             Alabama Power Company

  15,362,616.84           To be included in supplementary statement             Southern Company Services

   2,438,820.40           To be included in supplementary statement             Southern Nuclear Operating Company

     868,441.96           To be included in supplementary statement             FirstEnergy Corporation

     168,931.74           To be included in supplementary statement             Southern Communications

   3,438,802.76           To be included in supplementary statement             Mississippi Power Company

      40,949.44           To be included in supplementary statement             Gulf Power Company

      71,052.55           To be included in supplementary statement             Southern Electric Generating Company

     189,940.72           To be included in supplementary statement             Potomac Electric Power

       5,562.22           To be included in supplementary statement             Southern Company Energy Solutions
